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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934
INSITE VISION INCORPORATED

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
457660 10 8

(CUSIP Number)
EVAN MELROSE
PTV SCIENCES
221 WEST 6TH STREET, SUITE 700
AUSTIN, TEXAS 78701
TELEPHONE: (512) 542-0010

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 17, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto Technology Ventures, L.P. I.R.S. ID No.: 27-0049242

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D amendment is filed by Pinto Technology Ventures, L.P. (“Pinto LP”), Pinto Technology Ventures GP, L.P. (“Pinto GP”), Pinto TV GP Company LLC (“Pinto LLC”), Matthew S. Crawford (“Crawford”) Evan S. Melrose (“Melrose”) and Timothy McInerney (“McInerney” and, together with Pinto LP, Pinto GP, Pinto LLC, Crawford and Evans, the “Reporting Persons”).
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Pinto LP also disclaims beneficial ownership of the shares held by McInerney.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto Technology Ventures GP, L.P. I.R.S. ID No.: 27-0049236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Pinto GP also disclaims beneficial ownership of the shares held by McInerney.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto TV GP Company LLC I.R.S. ID No.: 43-2059018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Pinto LLC also disclaims beneficial ownership of the shares held by McInerney.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Matthew S. Crawford

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		128,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		128,000

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,366,999 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Crawford also disclaims beneficial ownership of the shares held by Melrose and McInerney.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Evan S. Melrose

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		149,504

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,504

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,388,503 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Melrose also disclaims beneficial ownership of the shares held by Crawford and McInerney.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660108

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Timothy McInerney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,099,481(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,099,481(2)

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,099,481(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons.
(2) McInerney holds 434,121 shares of Common Stock and 665,360 shares of Common Stock issuable pursuant to warrants. McInerney disclaims beneficial ownership of the shares held by Pinto LP, Pinto GP, Pinto LLC, Crawford and Melrose.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

     This Amendment No. 1 (this “Amendment”) amends certain information in the statement on Schedule 13D filed with the Securities and Exchange Commission on July 9, 2008 (the “Schedule 13D”), by Pinto Technology Ventures, L.P. (“Pinto LP”), (ii) Pinto Technology Ventures GP, L.P. (“Pinto GP”), (iii) Pinto TV GP Company LLC (“Pinto LLC”), (iv) Matthew S. Crawford (“Crawford”) and Evan S. Melrose (“Melrose” and, together with Pinto LP, Pinto GP, Pinto LLC and Crawford, the “Pinto Reporting Persons”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of InSite Vision Incorporated, a Delaware corporation (the “Issuer”). In addition, the Amendment adds Timothy McInerney “(McInerney”) as a Reporting Person. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
     ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED AS FOLLOWS:
     (a) -(c) This Amendment is filed jointly on behalf of the following persons (i) Pinto LP, Pinto GP, Pinto LLC, Crawford, Melrose and McInerney (collectively, the “Reporting Persons”).
     The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The joint filing of this Amendment is not an admission of the existence of any such group.
     The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is filed as Exhibit A hereto and incorporated by reference herein.
     Set forth below is certain information relating to each of the Reporting Persons:
     The address of the principal place of business of the Pinto Reporting Persons is 221 West 6th Street, Suite 700, Austin, Texas 78701. The business address of McInerney is c/o Riverbank Capital Securities, 689 Fifth Avenue, 14th Floor, New York, New York 10022.
     The principal business of the Reporting Persons is venture capital investments.
(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Pinto LP is a Delaware limited partnership. Pinto GP is a Delaware limited partnership. Pinto LLC is a Delaware limited liability company. Each of Crawford, Melrose and McInerney are citizens of the United States of America.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Pinto LLC, the general partner of Pinto GP, the general partner of Pinto LP (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

CUSIP No. 457660 10 8
Item 4. Purpose of Transaction
ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
As previously reported in the Schedule 13D, representatives of the Reporting Persons have from time to time consulted the Board of Directors of the Issuer (the “Board”) to discuss the Issuer’s performance and, as such, the Reporting Persons may, from time to time, seek to change or influence control of the Issuer, including, without limitation, through seeking to influence the selection of management personnel and the removal, election and/or appointment of alternate members of the Board, or propose or support extraordinary corporate transactions such as mergers or reorganizations.
Consistent with such previously disclosed intentions, on July 17, 2008, Pinto LP delivered a letter (the “Letter”) to the Nominating and Corporate Governance Committee of the Issuer recommending the following individuals (the “Nominees”) as nominees for election to the Issuer’s Board of Directors at the 2008 Annual Meeting of Stockholders:
•	Rick D. Anderson

•	Timothy P. Lynch

•	Timothy McInerney

•	Evan S. Melrose, M.D.

•	Robert O’Holla

•	Anthony J. Yost
On the same date, Pinto LP also delivered a notice (the “Notice”) to the Issuer of its intention to nominate the Nominees as candidates for election to the Issuer’s Board of Directors at the 2008 Annual Meeting of Stockholders, or any other meetings of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.
In connection with such recommendation and notice, and in full compliance with the requirements of Section 2.11(A)(2) of Article II of the Issuer’s Amended Bylaws, Pinto LP provided the Issuer with certain information about each nominee, including, but not limited to, certain personal information and information regarding their principal occupation and place of employment, their individual share ownership of Common Stock and the absence of conflicts of interest with the Issuer. A copy of the Letter and the Notice are attached as Exhibit B and Exhibit C, respectively, and incorporated by reference herein.
The Reporting Persons also anticipate demanding to inspect stockholder records of the Issuer pursuant to the Delaware General Corporation Law as well as submitting a request letter to the Issuer pursuant to Rule 14a-7 of the Exchange Act, requesting the Issuer’s stockholder list and security position listings for the purpose of disseminating solicitation materials to the holders of the Common Stock.
Since delivering the Notice, representatives of the Reporting Persons have had additional communications with the Issuer’s management and Board with respect to the Notice and the Issuer’s performance generally. The Reporting Persons anticipate that, from time to time, they may further communicate with the Issuer and/or other relevant parties regarding the Board’s composition and/or other matters involving the Issuer.

CUSIP No. 457660 10 8
Item 5. Interest in Securities of the Issuer
     ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
     (a)-(b) The following information with respect to the ownership of the Common Stock of the Issuer by McInerney is provided as of July 21, 2008:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Person	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (1)
McInerney	434,121	665,360	1,099,481	0	1,099,481	0	1,099,481	1.2%

(1)	This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.
     (c) During the sixty days immediately preceding the date of this filing, no purchases attributable to McInerney were effected in the Issuer’s common stock.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by McInerney.
     (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
ITEM 6	OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED AS FOLLOWS:
On July 17, 2008, the Reporting Persons agreed to act together for the purpose of soliciting proxies for the election of the persons nominated by Pinto LP to the Issuer’s Board of Directors at the 2008 Annual Meeting of Stockholders and for the purpose of taking all other actions incidental to the foregoing. On July 21, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.   Material to Be Filed as Exhibits
ITEM 7   OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED AS FOLLOWS:
     A. Agreement regarding filing of joint Schedule 13D, dated July 21, 2008, by the Reporting Persons.
     B. Letter, dated July 17, 2008, to the Chairman of the Nominating and Corporate Governance Committee regarding recommendations for nominees for election as directors at the 2008 Annual Meeting of Stockholders of the Issuer.
     C. Letter, dated July 17, 2008, to Lyle M. Bowman, Ph.D. (corporate secretary), providing notice of Pinto LP’s intention to nominate persons for election as directors at the 2008 Annual Meeting of Stockholders of the Issuer.

CUSIP No. 457660 10 8
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 21, 2008
PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TECHNOLOGY VENTURES GP, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TV GP COMPANY LLC

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

/s/ Matthew S. Crawford
Matthew S. Crawford

/s/ Evan S. Melrose
Evan S. Melrose

/s/ Timothy McInerney
Timothy McInerney
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 457660 10 8
SCHEDULE I
Matthew S. Crawford
c/o PTV Sciences
221 West 6th Street, Suite 700
Austin, Texas 78701
Principal Occupation: Principal of venture capital investment partnerships
Citizenship: United States of America
Evan S. Melrose
c/o PTV Sciences
221 West 6th Street, Suite 700
Austin, Texas 78701
Principal Occupation: Principal of venture capital investment partnerships
Citizenship: United States of America

CUSIP No. 457660 10 8
EXHIBIT INDEX
A. Agreement regarding filing of joint Schedule 13D, dated July 21, 2008, by the Reporting Persons.
B. Letter, dated July 17, 2008, to the Chairman of the Nominating and Corporate Governance Committee regarding recommendations for nominees for election as directors at the 2008 Annual Meeting of Stockholders of the Issuer.
C. Letter, dated July 17, 2008, to Lyle M. Bowman, Ph.D. (corporate secretary), providing notice of Pinto LP’s intention to nominate persons for election as directors at the 2008 Annual Meeting of Stockholders of the Issuer.

CUSIP No. 457660 10 8
Exhibit A
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Insite Vision Incorporated is filed on behalf of each of the undersigned.
Dated: July 21, 2008
PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TECHNOLOGY VENTURES GP, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TV GP COMPANY LLC

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

/s/ Matthew S. Crawford
Matthew S. Crawford

/s/ Evan S. Melrose
Evan S. Melrose

/s/ Timothy McInerney
Timothy McInerney
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18
U.S.C. 1001)

Exhibit B
[PRINTED ON PTV LETTERHEAD]
July 17, 2008
VIA HAND DELIVERY AND ELECTRONIC MAIL (insitemail@insite.com)
Chairman of the Nominating and Corporate Governance Committee
InSite Vision Incorporated
965 Atlantic Avenue
Alameda, California 94501
Re:	Recommendations for Nominees for Election as Directors at the 2008 Annual Meeting of Stockholders of InSite Vision Incorporated
     Dear Chairman:
     Pinto Technology Ventures, L.P., a Delaware limited partnership (“PTV”), is the beneficial owner of 10,238,999 shares of common stock, $0.01 par value per share (the “Common Stock”), of InSite Vision Incorporated (the “Company”) (which consists of 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to currently exercisable warrants). Please refer to Annexes A and B, attached hereto, for detailed information regarding PTV’s holdings. As the largest beneficial owner of the Company’s Common Stock, PTV believes that it would serve the best interests of the Company and its stockholders for the Nominating and Corporate Governance Committee (the “Committee”) to consider nominating the following six candidates to the Board of Directors of the Company (the “Board”) at the 2008 Annual Meeting of Stockholders of the Company:
1.	Rick D. Anderson

2.	Timothy P. Lynch

3.	Timothy McInerny

4.	Evan S. Melrose, M.D.

5.	Robert O’Holla

6.	Anthony J. Yost
     Pursuant to the guidelines outlined in the Company’s public filings with the Securities and Exchange Commission, PTV is hereby submitting these six candidates to the Committee for review and consideration. All six candidates meet the qualifications outlined in the Committee’s charter including:
•	Reputation for integrity, strong moral character and adherence to high ethical standards.

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•	Holding or having held a generally recognized position of leadership in the community and/or chosen field of endeavor, and having demonstrated high levels of accomplishment.

•	Demonstrated business acumen and experience, and ability to exercise sound business judgment and common sense in matters that relate to the current and long-term objectives of the Company.

•	Ability to read and understand basic financial statements and other financial information pertaining to the Company.

•	Commitment to understand the Company and its business, industry and strategic objectives.

•	Commitment and ability to regularly attend and participate in meetings of the Board, Board committees and stockholders, number of other company Boards on which the candidate serves and ability to generally fulfill all responsibilities as a director of the Company.

•	Willingness to represent and act in the interests of all stockholders of the Company rather than the interests of a particular group.

•	Good health, and ability to serve.

•	Other than with regard to Mr. McInerney, independence under Securities and Exchange Commission and applicable stock exchange rules and the absence of any conflict of interest (whether due to a business or personal relationship) or legal impediment to, or restriction on, the nominee serving as director.[1]

•	Willingness to accept the nomination to serve as director of the Company (See Annex C).

•	The prospective nominees will foster a diversity of skills and experiences.
     In addition to the foregoing, certain information regarding the qualifications of each proposed nominee responsive to the criteria and attributes said to be considerations for the Committee as described in the Company’s 2007 definitive proxy statement is set forth in Exhibits A through F attached hereto.
     In a separate letter to the Corporate Secretary of your Company, PTV is simultaneously submitting a notice of its intention to nominate these candidates for election as directors at the 2008 Annual Meeting of Stockholders of the Company (the “Notice”). While it is our desire to resolve our concerns amicably, if we do not hear from you by the close of business on July 31,

[1]	As noted in Exhibit C hereto, we believe that Mr. McInerney will meet the definition of an “independent director” effective January 1, 2009.

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2008, we will pursue any and all courses of action permissible pursuant to the Notice. All of the proposed candidates have deep operating, technical, and board experience.

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     Please address any correspondence or questions to Pinto Technology Ventures, L.P., Attention: Evan S. Melrose, M.D., telephone (512) 542-0010, facsimile (512) 542-0062 (with a copy to our counsel, Cooley Godward Kronish LLP, 11951 Freedom Drive, Reston, Virginia 20190, Attention: Darren K. DeStefano, Esq., telephone (703) 456-8034, facsimile (703) 456-8000).
Very truly yours,
Pinto Technology Ventures, L.P.
By:	Pinto Technology Ventures GP, L.P. Its: General Partner
By:	Pinto TV GP Company LLC Its: General Partner

By:	/s/ Evan S. Melrose
Evan S. Melrose
Manager

cc:	InSite Vision Incorporated (via overnight delivery) c/o CT Corporation 1209 Orange Street Wilmington, Delaware 19801

Mr. S. Kumar Chandrasekaran, Ph.D. (via electronic mail) Chief Executive Officer InSite Vision Incorporated

Darren K. DeStefano, Esq. (via electronic mail) Cooley Godward Kronish LLP 11951 Freedom Drive Reston, Virginia 20190
(Exhibits and Annexes Intentionally Omitted)

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Exhibit C
[PRINTED ON PTV LETTERHEAD]
July 17, 2008
VIA HAND DELIVERY AND ELECTRONIC MAIL (insitemail@insite.com)
Lyle M. Bowman, Ph.D.
Corporate Secretary
InSite Vision Incorporated
965 Atlantic Avenue
Alameda, California 94501

Re:	Notice to the Secretary of Intention to Nominate Persons for Election as Directors at the 2008 Annual Meeting of Stockholders of InSite Vision Incorporated
Mr. Bowman:
          Pinto Technology Ventures, L.P., a Delaware limited partnership (“PTV”), pursuant to Section 2.11 (A)(2) of Article II of the Amended Bylaws (the “Bylaws”) of InSite Vision Incorporated, a Delaware corporation (the “Company”), hereby notifies you that it intends to nominate six (6) persons for election to the Board of Directors of the Company (the “Board”) at the 2008 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).
          This letter, including the exhibits and annexes attached hereto, is collectively referred to as the “Notice.” The persons PTV intends to nominate for election to the Board at the Annual Meeting are Rick D. Anderson, Timothy P. Lynch, Timothy McInerny, Evan S. Melrose, M.D., Robert O’Holla and Anthony J. Yost (each a “Nominee” and collectively, the “Nominees”). PTV believes that the Board is currently composed of six (6) members. To the extent that the Company might purport to increase the size of the Board above six (6) members, PTV reserves the right to nominate additional nominees for election to the Board at the Annual Meeting. Any additional nominations made pursuant to the preceding sentence would be without prejudice to the issue of whether such attempt by the Company to increase the size of the Board was valid under the circumstances.
     Pursuant to Section 2.11(A)(2) of Article II of the Bylaws, the undersigned hereby sets forth the following:
          (a) The stockholder giving this Notice and intending to make the nominations set forth herein is Pinto Technology Ventures, L.P.

          (b) The name and address of PTV, as we believe they appear on the Company’s books, are Pinto Technology Ventures, L.P., 221 West 6th Street, Suite 700, Austin, Texas 78701.
          (c) PTV is the beneficial owner of 10,238,999 shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company (which consists of 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to currently exercisable warrants). For certain information regarding transactions in securities of the Company by PTV and related entities, see Annex A attached hereto.
          (d) We hereby represent that PTV is a holder of record of Common Stock entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees specified herein.
          (e) We hereby represent that PTV complied with all filing requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
          (f) No hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short positions or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss to or manage risk of stock price changes for, or to increase the voting power of, PTV with respect to any share of stock of the Company.
          (g) We hereby represent that PTV intends to deliver a proxy statement and/or a form of proxy to holders of at least the percentage of the Company’s outstanding Common Stock required to elect the Nominees specified herein and/or otherwise to solicit proxies from stockholders in support of such nominations. PTV has jointly filed a Schedule 13D with respect to the Common Stock with certain other persons and entities pursuant to a joint filing agreement. Reference is made to such Schedule 13D initially filed on July 9, 2008, as it may be amended from time to time (the “Schedule 13D”), as filed and to be filed with the Securities and Exchange Commission, for information regarding the other persons and entities in the group described therein. The Schedule 13D is attached hereto as Annex B.
          (h) Two of the Nominees, Rick D. Anderson and Evan S. Melrose, M.D., are currently affiliated with PTV. As disclosed in the Schedule 13D, Pinto TV GP Company LLC (“Pinto LLC”) is the sole general partner of Pinto Technology Ventures GP, L.P. (“Pinto GP”), which serves as the sole general partner of PTV. Dr. Melrose is a manager of Pinto LLC and Mr. Anderson is a senior investment professional employed by Pinto LLC.
          (i) Information regarding each Nominee required to be disclosed pursuant to Section 2.11(A)(2) of Article II of the Bylaws is set forth in Exhibits A through F attached hereto.
          (j) Each Nominee’s written consent to his nomination, to being named in any PTV proxy statement as a nominee and to serving as a director of the Company if elected is included as Annex C hereto.

          In addition to the foregoing, certain information regarding the qualifications of each Nominee responsive to the criteria and attributes said to be considerations for the Company’s Nominating and Corporate Governance Committee as described in the Company’s 2007 definitive proxy statement is set forth in Exhibits A through F attached hereto (without conceding that any such information is required to be disclosed in this Notice).
          Except as set forth in this Notice, including the exhibits and annexes hereto, as of the date hereof, to the best of PTV’s knowledge, (i) no Nominee has been involved in legal proceedings as described in Item 401(f) of Regulation S-K of the Securities Act of 1933, as amended (“Regulation S-K”) during the past five years; (ii) no Nominee owns any securities of the Company (or any parent or subsidiary of the Company), directly or indirectly, beneficially or of record; (iii) no Nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company; (iv) there is no transaction, or series of similar transactions, since January 1, 2005, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $100,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family of any Nominee or of any associate of any Nominee, had, or will have, a direct or indirect material interest; (v) no Nominee or associate of any Nominee has any arrangement or understanding with any person with respect to (a) any future employment with the Company or its affiliates (except in the capacity as a director), or (b) any future transactions to which the Company or any of its affiliates will or may be a party, or (c) selection as a director or nominee; (vi) no Nominee has any substantial interest, direct or indirect, in the matters to be acted on at the Annual Meeting, except his interest in being nominated and elected as a director; (vii) no Nominee is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years; (viii) no Nominee is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company’s executive officers serve on the compensation committee of such other entity; (ix) no Nominee is, or has an immediate family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years; and (x) no Nominee has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.
          We expect that each Nominee will furnish such other information with respect to such Nominee as the Company may reasonably require to determine the eligibility of such Nominee to serve as a director of the Company (without conceding the validity of any such requirement or request for additional information).
          We trust that this Notice complies in all respects with the Bylaws and applicable law. If the Company believes this Notice is incomplete or otherwise deficient in any respect, please notify us in writing immediately of such alleged deficiencies. We reserve the right, following receipt of any such Notice, to either challenge or attempt to cure any alleged deficiencies. To the extent permissible under applicable law, we also reserve the right to give further Notice of additional business or nominations to be conducted or made at the Annual Meeting or other meeting of the Company’s stockholders, to revise the nominations described herein, or not to present any one or more nominations described herein.
          If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies PTV may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by PTV.
          PTV intends to cover all costs of any proxy solicitation made by it, if such a solicitation should become necessary and be commenced. Were PTV to initiate and be successful in a proxy solicitation, it would anticipate seeking reimbursement from the Company for any solicitation expenses incurred.
          In a separate letter to the members of your Nominating and Corporate Governance Committee, PTV is requesting that the six (6) nominees also be considered for selection as the Board of Director’s nominees.
          Please address any correspondence or questions to Pinto Technology Ventures, L.P., Attention: Evan S. Melrose, M.D., telephone (512) 542-0010, facsimile (512) 542-0062 (with a copy to our counsel, Cooley Godward Kronish LLP, 11951 Freedom Drive, Reston, Virginia 20190, Attention: Darren K. DeStefano, Esq., telephone (703) 456-8034, facsimile (703) 456-8000). The giving of this Notice is not an admission that the procedures for Notice contained in the Bylaws are legal, valid or binding, and PTV reserves the right to challenge any such procedures or their application in whole or in part.
Very truly yours,
Pinto Technology Ventures, L.P.

By:	Pinto Technology Ventures GP, L.P. Its: General Partner

By:	Pinto TV GP Company LLC Its: General Partner

By:	/s/ Evan S. Melrose
Evan S. Melrose
Manager

cc:	InSite Vision Incorporated (via overnight delivery) c/o CT Corporation 1209 Orange Street Wilmington, Delaware 19801
Mr. S. Kumar Chandrasekaran, Ph.D. (via electronic mail) Chief Executive Officer InSite Vision Incorporated
Darren K. DeStefano, Esq. (via electronic mail) Cooley Godward Kronish LLP 11951 Freedom Drive Reston, Virginia 20190
(Exhibits and Annexes Intentionally Omitted)